

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

Via E-Mail
Xiangqian Li
Chief Executive Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

> **Re:** **China BAK Battery, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed December 31, 2012**
> **Form 10-Q for the Quarterly Period Ended December 31, 2012**
> **Filed February 14, 2013**
> **File No. 001-32898**

Dear Mr. Li:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.   Please tell us, and revise future filings to clarify, how you determined that the sources of liquidity you note will be sufficient for the next 12 months, particularly in light of the significant debt obligations and payables due within 12 months and your existing sources

of cash. For example, have you historically extended and/or refinanced short-term debt and, if so, do you believe you will be able to continue to do so?

Item 8. Financial Statements and Supplementary Data

Note 1. Principal Activities, Basis of Presentation and Organization

2.   In future filings, please disclose the status of the matters related to the claims of the investors of your 2005 private placement including the following:

- We note on page F-12 that you have only reached settlement with *certain* investors. Please discuss the status of the claims with those investors with whom you have not reached settlement.
- On page F-13 you disclose that only 50% of the shares related to the 2005 performance threshold were issued to the settling investors. Discuss the status of the other 50% for 2005 and the status of 100% related to the 2006 performance shares.

Note 2. Summary of Significant Accounting Policies and Practices
(o) Government Grants, page F-18

3.   We see you are reporting government grants as a separate line item after operating loss. You disclose that the government grant income is mainly due to subsidies for your research and development and land use rights. Since the purpose of these grants is directly related to your operations, please tell us why the income has not been included in the computation of operating loss. That is, as credits against research and development expenses and as credits against amortization expense.

Note 1. Principal Activities, Basis of Presentation and Organization, page F-9

4.   We note that in the five years before 2012, your gross profit was between 11% and 18% of revenue, but in 2012 gross profit was less than 1%. Please revise management's viable plan on page F-13 in future filings to explain the reasons for this significant change in the relationship of revenue to cost of revenue, and the steps you are taking to reverse this change. Discuss the components that affect this relationship and how you intend to improve your gross profit margin.

5.   In addition, in future filings please expand the third paragraph on page 44 in the MD&A to present a detailed discussion of management's viable plan. For example, please tell us, and revise future filings to clarify, how you are implementing or intend to implement the strategies you discuss, such as the "aggressive marketing" strategies. Also, we note that a portion of your plan involves reducing manufacturing costs and receivable turnover days. Please clarify how you intend to achieve these objectives in light on your disclosure on page 16 regarding "significantly expanding our business" and page 20 regarding extending relatively long payment terms to your customers. As a related

matter, please also reconcile your disclosure on pages 16 and 36 as to whether demand for your products is increasing or decreasing. For guidance, please see Section 607.02 of the Codification of Financial Reporting Releases.

Note 4. Trade Accounts Receivable, net, page F-21

6.   We note that you recorded an allowance for doubtful accounts of $21.9 million for fiscal 2012 and another $3.3 million in the quarter ended December 31, 2012. Please respond to the following:

- Tell us the standard payment terms for your receivables.
- Describe the significant causes of the bad debts in each period.
- Describe for us in greater detail your accounting policy and process for establishing the allowance for doubtful accounts and identifying account receivable balances at risk for non-payment, including how any longer credit terms provided to customers impacted the analysis.
- Explain how your policy considered the guidance in ASC 310-10-35-5 through 35-11.
- Tell us whether you ever extend the credit repayment periods for customers and if so, describe to us the circumstances under which you would normally provide these extensions and whether the arrangements were formally documented or verbal in nature.
- Provide us with an aging of your accounts receivable balances as of September 30, 2012 and December 31, 2012, highlighting for us any account balances that were 60 days, 90 days, 180 days, 360 days and 720 days past due at those dates.
- Tell us how you considered your contingent liability related to $21.9 million of bank acceptance bills, as disclosed in Note 23 on page F-45. Refer to FASB ASC 860-20-40 and 860-20-55-24.

Note 5. Inventories, page F-22

7.   We note you report recovery of obsolete inventories of $1.8 million in 2011. You also show a reversal of your provision of $710,827 in the quarter ended December 31, 2012 as shown on page F-13 of your Form 10-Q. However, as noted in SAB Topic 5.BB, a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. This is based upon the application of FASB ASC 330-10-35-1 and 35-14. Please tell us how you considered this guidance in your accounting.

Note 5. Prepayments and Other Receivables, net

8.   Please tell us why you have an allowance for doubtful accounts related to your prepayments (staff advances and prepayment for operating purposes as noted from your December 31, 2012 Form 10-Q). Please show us the nature and amount of the significant components of the balance of $4.6 million as of September 30, 2012.

Note 8. Property, Plant and Equipment, page F-27

9.   We note that you are accumulating impairment charges similar to accumulated depreciation. Please tell us how you considered FASB ASC 360-10-35-20, which states that you should consider the adjusted carrying amount as the new cost basis of the long-lived asset.

10.   On page F-27 you disclose that as of September 30, 2012, you pledged machinery and equipment with a net book value of $47,255,604 as collateral under certain loan arrangements. Please reconcile with your disclosure on page F-15 of your December 31, 2012 Form 10-Q wherein you disclose that you pledged certain buildings, construction in progress and lease prepayments with a net book value of $112,060,281 as of September 30, 2012 as collateral under certain loan arrangements.

11.   Please summarize for us your impairment analysis under FASB ASC 360-10-35 on which you relied in concluding that no additional impairment was required for your property and equipment as of September 30, 2012 and December 31, 2012.

12.   With respect to your impairment charges in fiscal 2011 and 2012, please revise future filings to disclose a description of the impaired long-lived assets and the facts and circumstances leading to the impairment and the methods you used to determine the fair value, consistent with FASB ASC 360-10-50-2.

Lease Prepayments, page F-28

13.   Please show us the significant components of your lease prepayments of $32.5 million as of September 30, 2012 and reconcile this to your disclosure in the two paragraphs following the table.

Note 11. Short-term Bank Loans, page F-29

14.   Please reconcile the disclosure in the table regarding assets securing your loans of $71,119,295 as of September 30, 2012, with the similar table as of that date on page F-16 of your December 31, 2012 Form 10-Q totaling $166,862,057. Please also reconcile the disclosures in this note and Note 12 regarding these assets to the disclosure in the last paragraph on page 13.

Note 23. Commitments and Contingencies, page F-43

15.   With respect to the table of guarantees on page F-45, please respond to the following:

   •   Please reconcile the list of suppliers of certain raw materials and equipment for which you have provided guarantees to the list of suppliers on page 8.

- Please reconcile the total amount guaranteed as of September 30, 2011 and the name of your supplier, Shanghai Children Products Co. Ltd, to the similar disclosure in the fifth paragraph on page 45.
- Please tell us how you considered the disclosures required by FASB ASC 460-10-50.

16.   Please tell us the following about your guarantees:

- The nature of the guarantee including the approximate term of the guarantee, how the guarantee arose, the events or circumstances that would require you to perform under the guarantee, and status of the payment/performance risk of the guarantee as of September 30, 2012 and December 31, 2012.
- The nature of any recourse provisions that would enable you to recover from third parties any of the amounts paid under the guarantee.
- The nature of any assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, you can obtain and liqui5date to recover all or a portion of the amounts paid under the guarantee.
- If estimable, the approximate extent to which the proceeds from liquidation of assets held either as collateral or by third parties would be expected to cover the maximum potential amount of future payments under the guarantee.

Item 9A. Controls and Procedures, page 47

17.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

- How do you evaluate and assess internal control over financial reporting? In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements? Since you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements, and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements

Note 16. Commitments and Contingencies, page F-24

18.   We note your disclosure in Note 10 on page F-16 with respect to the default and your obligation to make a payment under your loan guarantee. We note that you had not previously provided an accrual for this obligation. Please describe to us your assessment of your contingent obligations related to the guarantees as of September 30, 2012 and December 31, 2012. Discuss how you applied FASB ASC 450-20-25, 450-20-30, 460-10-30, and 460-10-35. Discuss how you considered the disclosures required by FASB ASC 450-20-50-3 through 50-4.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

19.   We note that you have recorded a gross loss in each of the last four quarters ending with December 31, 2012. In the first paragraph on page 7 you disclose that the gross loss is largely due to a significant decrease in sales of lithium prismatic cells and the sale of low priced and obsolete products with low or negative gross margins. Please explain how you are applying FASB ASC 330-10-35 in determining the valuation of your inventories at the lower of cost or market. In this regard, please further explain why you have been recording gross losses in each of the last four quarters if you have been valuing inventories at the lower of cost or market.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 on other comments. In this regard, please do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant